SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON FOUNDED 1866	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

March 11, 2013

By Edgar

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention:	Ms. Mara Ransom

Ms. Jennifer Lopez

Re:	West Corporation

Amendment No. 12 to Registration Statement on Form S-1 (File No. 333-162292)

Dear Ms. Ransom:

On behalf of West Corporation, a Delaware corporation (the “Company”), transmitted herewith through the EDGAR electronic filing system under the Securities Act of 1933, as amended (the “Act”), is Amendment No. 12 (“Amendment No. 12”) to the Company’s Registration Statement on Form S-1, under the Act (as amended, the “Registration Statement”), for the registration of shares of Common Stock, par value $0.001, of the Company. Amendment No. 12 primarily includes (i) revisions in connection with an 8-for-1 reverse stock split effected by the Company on March 8, 2013, (ii) updates based on the offering price range and number of shares offered, and (iii) revisions intended to respond to the comment letter, dated March 8, 2013 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 11 to the Registration Statement. For your convenience, four (4) courtesy copies of this letter and Amendment No. 12, which have been marked to show the changes from Amendment No. 11 to the Registration Statement filed on February 8, 2013, are also being delivered to you.

For the convenience of the Staff’s review, the Company has set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to Amendment No. 11; page numbers and other similar references used in the Company’s responses refer to Amendment No. 12 unless otherwise noted.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

March 11, 2013

General

1.             Please revise your filing to include all the information that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933, including the offering price range and the number of shares. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

Response: The Company acknowledges the Staff’s comment and has included additional information in Amendment No. 12, including the offering price range and the number of shares.

2.             As far as practicable, please fill in the blanks throughout the prospectus in your next amendment.

Response: The Company acknowledges the Staff’s comment and has filled in additional blanks in Amendment No. 12.

3.             All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: The Company acknowledges the Staff’s comment and has submitted all remaining exhibits along with Amendment No. 12.

4.             Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Response: The Company has been advised by counsel to the underwriters that, as of the date hereof, the underwriting terms and arrangements pertaining to this offering are being reviewed by FINRA. The Company acknowledges that the Staff will need to receive a copy of the letter or a call from the FINRA examiner confirming that FINRA has completed its review and has no objections to the underwriting terms and arrangements pertaining to the offering prior to effectiveness of the Registration Statement.

Securities and Exchange Commission

March 11, 2013

Prospectus Summary, page 1

Risk Factors, page 7

5.             We note the deletion of risks relating to your ability to service indebtedness and fund liquidity, potential future impairments, your negative net worth, foreign operations, and the integration and identification of acquisitions. Please include references to these risks in this section, as they appear to be material to an investor’s consideration of your operations.

Response: The Company has revised its disclosure in response to the Staff’s comment. Please refer to page 8 of Amendment No. 12.

The Offering, page 9

6.             Please tell us why you deleted the table in this section that showed the offering proceeds to your Sponsors, directors and executive officers. If you deleted this table because it referred only to proceeds to be received by them in their capacities as selling stockholders, please supplementally confirm that that is the case.

Response: The Company supplementally confirms to the Staff that the deleted table was intended to refer only to proceeds to be received by the Sponsors, directors and executive officers in their capacities as selling stockholders.

Related Party Payments, page 10

7.             Please supplementally confirm that this table includes all payments required to be made pursuant to any compensation arrangements with your directors and executive officers, or advise. We note, as an example only, the disclosure on page 99 regarding certain payments to be made in the event of a change of control or initial public offering.

Response: The Company supplementally confirms to the Staff that all payments required to be made pursuant to any compensation arrangements with the Company’s directors and executive officers in connection with this offering have been referenced in the current disclosure. The Company respectfully advises the Staff that no payment under the Change of Control Agreements referenced in “Executive Compensation—Potential Payments Upon Termination or Change of Control” will be paid in connection with the offering.

Securities and Exchange Commission

March 11, 2013

Summary Consolidated Financial Data, page 11

8.             We note your reconciliation of Adjusted EBITDA to Net Income on pages 13 and 37. Please explain to us how the $4.4 million adjusting item labeled “Site closure and other impairment” for 2012 differs from the amount of site closure and severance expense for 2012 that is disclosed in MD&A. Please refer to your analysis of selling, general and administrative expenses by business segment on page 44, which indicates that the communication service segment incurred $6.8 million for site closure and severance expense during 2012. If these disclosures refer to differing types of expenses, please revise to better clarify to your investors how these items differ.

Response: The Company advises the Staff that the $4.4 million adjusting item labeled “Site closure and other impairment” in the Adjusted EBITDA reconciliation includes expenses incurred for site closure, severance, asset impairments and the reversal of a $7.9 million contingent earn-out liability in the Unified Communications segment. In accordance with the Company’s senior secured credit facility, the following expenses were included in the Company’s calculation (in millions):

Site closure and severance—Communication Services	$6.8
Asset impairments—Communication Services	4.1
Adjustment of earn-out liability—Unified Communications	(7.9)
Site closure and severance—Unified Communications	1.4

Site Closure and other impairment EBITDA adjustment	$4.4

The disclosures in MD&A are referring to the same expenses summarized in the Adjusted EBITDA reconciliation and the Company has revised the disclosure on pages 14, 38 and 59 of Amendment No. 12 clarifying the inclusion of the earn-out liability reversal in site closure and other impairment.

Risk Factors, page 14

9.             We note your disclosure on page 51 indicating that $58.6 million of your cash and cash equivalents are held by your foreign subsidiaries. Please tell us what consideration you gave to including a risk factor regarding the effect this could have in your company’s liquidity. For example, you disclose on page 51 that you “may be required to accrue for unanticipated additional tax costs in the future.” We also note your disclosure on page 41 of your most recently filed Form 10-K, indicating that your net cash flow from operating activities decreased for various reasons, including, an “increase in domestic cash taxes associated with repatriation of foreign earnings.”

Securities and Exchange Commission

March 11, 2013

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 21 of Amendment No. 12.

Our Existing Stockholders . . . , page 25

10.             Please disclose in this risk factor the number of directors that each Sponsor may appoint, and the manner in which the chief executive officer will be selected, under the anticipated terms of the Amended Stockholders Agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 27 and made corresponding changes to page 112 of Amendment No. 12.

Use of Proceeds, page 29

11.             Please revise this section to describe and quantify the “additional indebtedness” that you may repay with the proceeds of this offering, as well as the “amounts payable as a result of this offering under the management agreement” that may be repaid with the proceeds of this offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 31 of Amendment No. 12. The Company supplementally advises the Staff that it no longer expects to use net proceeds from the offering to repay any indebtedness other than its 11% senior subordinated notes due 2016.

Dividend Policy, page 30

12.             It appears from your disclosure here and on page 9 that you intend to quantify the amount of quarterly and annual cash dividends that you expect to pay following this offering. If you indicate an expectation that you can pay a specified amount of cash dividends, please revise to comply with the guidance in Item 10(b) of Regulation S-K for this projected future dividend. Please disclose the specific key assumptions used in determining the amount of the projected cash dividend in a manner that provides a framework for analysis of the projection and demonstrates that there is a reasonable basis for projecting this level of dividend payments. Please refer to Item 10(b)(3) of Regulation S-K.

Response: The Company respectfully submits that the disclosure regarding the Company’s dividend policy is a statement of current intent regarding its intentions to pay a cash dividend, and not a projection within the meaning of Item 10(b) of Regulation S-K. However, the Company has revised its disclosure on page 31 of Amendment No. 12 in response to the Staff’s comment to indicate the amount of the dividend that it intends to pay and to supplement such disclosure with additional context regarding the

Securities and Exchange Commission

March 11, 2013

Company’s expectation to fund such dividends with cash generated from its operations, as well as information regarding the Company’s net cash flows in 2012 and its expectations for net cash flows for 2013. The Company supplementally notes for the Staff that the dividend policy it anticipates following the offering is unrelated to the extraordinary dividend declared in August 2012, and that there is no current expectation of the payment of dividends of a magnitude similar to the August 2012 dividend following the offering.

Management’s Discussion & Analysis, page 38

Results of Operations, page 42

13.             Please ensure that your disclosure explains the reasons for year-to-year changes in your results of operations. As an example only, we note your disclosure that “Communication Services cost of services in 2012 increased $53.1 million,” which “included $39.4 million of additional costs from acquired entities;” please disclose the reason for the remaining $13.7 increase in Communication Services cost of services in 2012. As a further example, we note your disclosure that “Unified Communications operating income in 2012 increased $21.3 million,” but it is unclear what factors contributed to this increase.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 45 and 46 of Amendment No. 12.

Liquidity and Capital Resources, page 49

14.             We note your disclosure at the top of page 51 concerning your special cash dividend. Specifically, we note that you made approximately $18.3 million dividend equivalent cash payments with respect to stock options. Please tell us whether any of these stock options had nonforfeitable rights to dividends or dividend equivalents. If so, please tell us how you considered whether these were participating securities that should be included in computing earnings per share using the two-class method.

Response: In August 2012, in connection with the declaration of a special dividend by the Company’s board of directors, the Company made approximately $18.3 million of dividend equivalent cash payments with respect to stock options. The unvested stock options have forfeitable rights with respect to dividends or dividend equivalents, and, accordingly, the Company considered whether these were participating securities that should be included in computing earnings per share using the two-class method. The Company determined that, as their rights were forfeitable, the awards were not considered participating securities and the two-class method of computing earnings per share was not required.

Securities and Exchange Commission

March 11, 2013

15.             We note your disclosure indicating that net cash flows used in investing activities for 2012 decreased 38.8% compared to 2011. Please discuss this change in investing activities and the reasons underlying this change. Refer to Section IV.B of SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 52 to clarify the reasons underlying the change in investing activities.

16.             We note your disclosure on page 55 regarding the financial covenants that were modified by the Amended Credit Agreement, which include various negative covenants that limit the company’s financial condition. Please discuss alternate sources of funding and, to the extent material, the consequences of accessing those sources. Please refer to Section IV.C of SEC Release 33-8350.

Response: The Company revised its disclosures on page 57 of Amendment No. 12 in response to the Staff’s comment.

Security Ownership of Beneficial Owners and Management, page 107

17.             Disclose by footnote or otherwise the natural person(s) who control Quadrangle Group Funds and Thomas H. Lee Funds. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer by analogy to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our website. Please note that this comment also applies to your Form 10-K.

Response: The Company acknowledges the Staff’s comment and revised its disclosure on page 110 of Amendment No. 12. Further in response to the Staff’s comment, the Company undertakes to include similar disclosure in future filings on its Annual Report on Form 10-K.

Shares Available for Future Sale, page 115

18. Please	delete in this section the reference to selling stockholders.

Response: The Company revised its disclosure on page 118 in accordance with the Staff’s comment.

* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan